NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2008. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number	Page

Copy of the disclosure letter we sent to the
Philippine Stock Exchange and the Securities and
Exchange Commission regarding a press release
entitled “SPi Wins the 2009 International ICT
1	Award for Multi Sourcing Company of the Year”.	6

Exhibit 1

April 14, 2009

The Philippine Stock Exchange
Disclosure Department
4th Floor PSE Centre
Exchange Road, Ortigas Center
Pasig City

Attention:	Mr. Noel B. del Castillo Officer-in-Charge, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “SPi Wins the 2009 International ICT Award for Multi Sourcing Company of the Year”. SPi Technologies, Inc. is a subsidiary of ePLDT, Inc., which is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

April 14, 2009

SECURITIES & EXCHANGE COMMISSION
Money Market Operations Department
SEC Building, EDSA
Mandaluyong City

Attention	:Director Justina F. Callangan
Corporations Finance Department
Gentlemen:
Re :	Philippine Long Distance Telephone Company SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith three (3) copies of SEC Form 17-C with a press release issued attached thereto entitled “SPi Wins the 2009 International ICT Award for Multi Sourcing Company of the Year”. SPi Technologies, Inc. is a subsidiary of ePLDT, Inc., which is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Florentino D. Mabasa, Jr.
FLORENTINO D. MABASA, JR.
Assistant Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	April 14, 2009

(Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5.PHILIPPINES 6. _____________ (SEC Use Only)
Province, country or other jurisdiction	Industry Classification Code

of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City	1200
Address of principal office	Postal Code

8. (632) 816-8553

Registrant’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a press release entitled “SPi Wins the 2009 International ICT Award for Multi Sourcing Company of the Year”. SPi Technologies, Inc. is a subsidiary of ePLDT, Inc., which is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: April 14, 2009

Exhibit 1

SPi

FOR IMMEDIATE RELEASE

Contact: May Dizon

Director, Global Marketing

m.dizon@spi-bpo.com

SPi Wins the 2009 International ICT Award for Multi Sourcing            Company of
the Year
Award recognizes SPi for its competency and diversity of services

Manila, Philippines, April 14, 2009. SPi, a leading global provider of business process outsourcing solutions announced today that it has been recognized as the “Multi Sourcing Company of the Year” in the recently announced International ICT Awards.

Organized by the Canadian Chamber of Commerce of the Philippines and the Business Processing Association of the Philippines (BPA/P), the International ICT Awards recognize the outstanding performance and contribution of organizations and individuals within the information and communications technology community who are located in the Philippines and Asia Pacific region.

While the International ICT Awards program has been in place for some time, the Multi Sourcing Company of the Year Award is new this year. Nominated organizations under this category, which included AIG Business Services, Hewlett Packard Asia Pacific (Hong Kong), IBM in the Philippines and Sutherland Global Services, were judged based on a number of criteria including:

•	The number of different markets and service lines they offered.

•	A presence in either the IT outsourcing or engineering services outsourcing markets.

•	The ability to prove competency in each line of business that they operate in via solid performance metrics.

•	Feedback provided directly by clients or via client satisfaction surveys.

SPi President and CEO, Peter Maquera received the award and stated, “This recognition reflects our success in competing in the global BPO community and recognizes the breadth and depth of our service offerings. Over the last 30 years, SPi has grown from a small company that offers data entry services to one that provides a broad array of services and solutions to the Healthcare, Legal and Publishing markets.”

Exhibit 1

Ray Espinosa, chairman, SPi said, “We are delighted to have been recognized as a top-tier BPO provider and equally proud to receive the first “Multi Sourcing Company of the Year” award. The award is a reflection of PLDT and SPi’s commitment to meeting the growing needs of our clients and to the continued investments we have made in our people, processes and technology.”

SPi was also recently recognized in the 2009 Global Services 100 survey, a ranking of the world’s top 100 innovative service providers across various BPO and IT sectors by Global Services and neoIT. SPi’s rankings include a Top 10 rating in the Best Performing BPO Providers category and the number 2 ranking in the Leaders, Emerging Asian Markets category.

About the International ICT Awards — Philippines

The International ICT Awards – Philippines event provides a medium to promote the work and achievements of companies, individuals and the overall industry to the Philippine and international business community. The judging committee consists of a diverse group of independent individuals with extensive experience in the industry. The task of selecting finalists and winners out of a large group of qualified nominees is extremely difficult and individual opinions will differ. Selection is based on the set of criteria for each category on the nomination forms, information received with input and opinions from the judging committee.

About SPi

SPi is a leading full-service BPO provider with offices and facilities across North America, Europe, and Asia. SPi has over 14,000 employees delivering a wide range of Knowledge Process and Customer Interaction solutions to diversified markets, including financial services, healthcare, legal, and publishing. SPi consistently improves operating efficiency, lowers costs, and helps to strengthen the competitive position of more than 500 clients.

SPi is 100% owned by ePLDT, Inc. ePLDT, Inc. is a wholly-owned subsidiary of the Philippine Long Distance Telephone Company (PLDT), the leading telecommunications provider in the Philippines. PLDT is listed on the Philippine Stock Exchange (PSE: TEL), and its American Depository Shares are listed on the New York Stock Exchange (NYSE:PHI).

For more information on SPi, visit www.spi-bpo.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Florentino D. Mabasa, Jr.

Name : Florentino D. Mabasa,Jr. Title : First Vice President, Legal Services Head and Assistant Corporate Secretary

Date: April 14, 2009